July 17, 2024

Robert S. Colligan
Executive Vice President, Chief Financial Officer and Secretary
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, VA 23060

       Re: Dynex Capital, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 8-K filed April 22, 2024
           File No. 001-09819
Dear Robert S. Colligan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed April 22, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 7

1. We note your reconciliation of Adjusted net interest spread. Please expand your disclosure in future filings to describe why you believe this measure provides useful information to investors. Additionally, please tell us how the adjustment Impact from
       TBA dollar roll transactions is calculated and how it relates to your estimated TBA net interest spread.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 July 17, 2024
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction